SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

CION Ares Diversified Credit Fund

(Name of Issuer)

Mandatory Redeemable Preferred Stock

(Title of Class of Securities)

17260G2@1; 17260G3@0; 17260G4@9; 17260G5@8; 17260G6@7

(CUSIP Numbers)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Nos. 17260G2@1; 17260G3@0; 17260G4@9; 17260G5@8; 17260G6@7

1		NAMES OF REPORTING PERSONS Prosperity Asset Management LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
	5	SOLE VOTING POWER

NUMBER OF		0
SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		960,000
EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0
WITH	8	SHARED DISPOSITIVE POWER

		960,000
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

960,000
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.7%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC

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CUSIP Nos. 17260G2@1; 17260G3@0; 17260G4@9; 17260G5@8; 17260G6@7

1		NAMES OF REPORTING PERSONS Prosperity Group Holdings, LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda
	5	SOLE VOTING POWER

NUMBER OF		0
SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		960,000
EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0
WITH	8	SHARED DISPOSITIVE POWER

		960,000
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

960,000
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.7%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC

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CUSIP Nos. 17260G2@1; 17260G3@0; 17260G4@9; 17260G5@8; 17260G6@7

1		NAMES OF REPORTING PERSONS Bluejacket GP LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
	5	SOLE VOTING POWER

NUMBER OF		0
SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		960,000
EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0
WITH	8	SHARED DISPOSITIVE POWER

		960,000
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

960,000
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.7%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC

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CUSIP Nos. 17260G2@1; 17260G3@0; 17260G4@9; 17260G5@8; 17260G6@7

1		NAMES OF REPORTING PERSONS Jonathan Pollock
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION

United States
	5	SOLE VOTING POWER

NUMBER OF		0
SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		960,000
EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0
WITH	8	SHARED DISPOSITIVE POWER

		960,000
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

960,000
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.7%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC

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CUSIP Nos. 17260G2@1; 17260G3@0; 17260G4@9; 17260G5@8; 17260G6@7

Item 1.

(a)            Name of Issuer:

CION Ares Diversified Credit Fund (the “Issuer”)

(b)            Address of Issuer’s Principal Executive Offices:

100 Park Avenue
25th Floor
New York, New York 10017

Item 2.

(a)            Name of Person Filing:

Prosperity Asset Management LLC (“PAM”)

Prosperity Group Holdings, LP (“PGH”)

Bluejacket GP LLC (“Bluejacket”)

Jonathan Pollock (collectively, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, dated February 10, 2023, a copy of which is attached as Exhibit 99.1 to this Schedule 13G, pursuant to which the Reporting Persons have agreed to file this Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

(b)            Address of Principal Business Office or, if none, Residence:

The address of the principal business office of PAM is 1 Pennsylvania Plaza, Suite 3806, New York, New York 10119. The address of the principal business office of each of PGH, Bluejacket and Mr. Pollock is 360 S. Rosemary Ave., 18th Floor, West Palm Beach, Florida 33401.

(c)            Citizenship:

PAM and Bluejacket are limited liability companies organized under the laws of the State of Delaware. PGH is an exempted limited partnership organized under the laws of Bermuda. Jonathan Pollock is a citizen of the United States.

(d)            Title of Class of Securities:

Mandatory Redeemable Preferred Stock.

(e)            CUSIP Number:

Series A Mandatory Redeemable Preferred Stock (“Series A Preferred Stock”): 17260G2@1

Series B Mandatory Redeemable Preferred Stock (“Series B Preferred Stock”): 17260G3@0

Series C Mandatory Redeemable Preferred Stock (“Series C Preferred Stock”): 17260G4@9

Series D Mandatory Redeemable Preferred Stock (“Series D Preferred Stock”): 17260G5@8

Series E Mandatory Redeemable Preferred Stock (“Series E Preferred Stock”): 17260G6@7

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The Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock form a single class of the Issuer’s preferred equity securities.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)    ☐  Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)    ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)    ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)    ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)    ☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)     ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)    ☒ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)    ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)     ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)     ☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)    ☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)            Amount beneficially owned:

180,000 shares of Series C Preferred Stock and 300,000 shares of Series E Preferred Stock are held directly by SBLI USA Life Insurance Company, Inc. (“SBLI”), an insurance company, as defined in Section 3(a)(19) of the Act, and an indirect wholly-owned subsidiary of PGH, and 180,000 shares of Series C Preferred Stock and 300,000 shares of Series E Preferred Stock are held directly by S.USA Life Insurance Company, Inc. (“S.USA”), an insurance company, as defined in Section 3(a)(19) of the Act, and an indirect wholly-owned subsidiary of PGH. Such securities may be deemed to be beneficially owned by PAM, PGH, Bluejacket and Mr. Pollock because (i) PAM is the investment manager for each of SBLI and S.USA, (ii) SBLI and S.USA are each indirect wholly owned subsidiaries of PGH, (iii) PGH holds a majority of the equity interests of, and controls, PAM, (iv) Bluejacket is the general partner of PGH, and (v) Mr. Pollock is the controlling person of Bluejacket. Each of the affiliated entities, officers, directors, partners, members and managers of the Reporting Persons disclaim beneficial ownership of these securities.

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(b)            Percent of class:

In the aggregate, the Reporting Persons beneficially own 960,000 shares of Preferred Stock, or 5.7% of the total number of shares of Preferred Stock outstanding.

(c)            Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

See the responses to Item 5 on the attached cover pages.

(ii) Shared power to vote or to direct the vote:

See the responses to Item 6 on the attached cover pages.

(iii) Sole power to dispose or to direct the disposition:

See the responses to Item 7 on the attached cover pages.

(iv) Shared power to dispose or to direct the disposition:

See the responses to Item 8 on the attached cover pages.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐:

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

See Item 4 above.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a–11.

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Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2023

Prosperity Asset Management LLC

By:	/s/ Michael Adams
Name: Michael Adams
Title: General Counsel and Chief Compliance Officer

Prosperity Group Holdings, LP

By:	/s/ Kathleen Kronau
Name: Kathleen Kronau
Title: Secretary

Bluejacket GP LLC

By:	/s/ Jonathan Pollock
Name: Jonathan Pollock
Title: Managing Member

Jonathan Pollock

By:	/s/ Jonathan Pollock
Name: Jonathan Pollock